Exhibit 99.1

OKYO Pharma Announces Chairman and CEO Acquire Shares

London and New York, NY, January 31, 2025 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, announced today that it has been notified that the Chief Executive Officer, Gary S. Jacob has purchased 10,000 of the Company’s ordinary shares on NASDAQ at a price of US$1.04 per share.

We have also been notified that Panetta Partners Limited, an entity in which Gabriele Cerrone, the Executive Chairman has a beneficial interest, purchased 20,000 of the Company’s ordinary shares on NASDAQ at a price of US$1.04 per share. This brings the total shareholding of Mr Cerrone to 9,871,570 shares which is 28.96% of issued share capital.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of NCP and DED, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat NCP and inflammatory DED. In addition to the completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also currently evaluating OK-101 to treat NCP patients in a Phase 2 trial.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379